UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2024

Mode Mobile, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12419

Delaware	47-3902362
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 East Erie Street, Suite 525 #342 Chicago, IL 60611

(Full mailing address of principal executive offices)

847-999-8739

(Issuer’s telephone number, including area code)

In this Semi-Annual Report, the terms “Mode Mobile”, “Mode”, “we”, “us”, “our”, or “the Company” refers to Mode Mobile, Inc. and Current (Gibraltar) Limited on a consolidated basis, unless the context indicates otherwise.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-A on July 25, 2024. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2024 (“Interim 2024”) is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although, in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2024.

Operating Results

For the six-months ended June 30, 2024, the Company recognized $6,005,664 in revenue, compared to $3,699,098 for the six-months ended June 30, 2023, representing a period over period increase of 62%. Over these same two periods, the Company recognized $1,687,192 in costs of net revenue, compared with $1,434,243 for the prior period, representing an 18% increase. Finally, the Company saw gross profit of $4,318,535 and gross margin of 72% for the six-months ended June 30, 2024, compared to gross profit of $2,264,855 and gross margin of 61%. This improvement in revenue, gross margin, and gross profit were the result of the Company’s efforts to cut less profitable market and customer segments and also the launch of new, more profitable products, including the Mode Earn Club.

Mode’s operating expenses primarily consist of customer acquisition costs, and employee and contractor compensation related to software development and general and administrative expenses. For the six-month period ended June 30, 2024, total operating expenses were $6,616,096 compared to $5,412,513 for the six month period ended June 30, 2023. This increase was primarily related to an increase in sales and marketing expenses, which went from $1,439,521 to $2,197,954, as the Company increased user acquisition efforts. Additionally, general and administrative expenses increased from $1,478,768 to $2,037,021, as the Company made additional hires and increased infrastructure costs to support its expanded product offerings.

As a result of the above, the Company recognized a loss from operations of $2,297,561 for the six-month period ended June 30, 2024, compared to a loss of $3,147,658 for the prior period. This improvement in results is a direct result of the Company’s efforts of cutting less profitable market and customer segments and the launch of new, more profitable products, including the Mode Earn Club.

Liquidity and Capital Resources

As of June 30, 2024, Mode’s cash-on-hand was $1,081,161 compared to $2,524,045 as of December 31, 2023. The Company’s inventory balance was 464,367 as of June 30, 2024 compared to $568,833 as of December 31, 2023, reflecting

While our current assets exceed our current liabilities by $3,047,533 as of June 30, 2024, the Company is still reliant on investor financing to support its operations and in addition to the Regulation A launched on July 25, 2024, anticipates undertaking new offerings of securities to investors in 2024 utilizing Regulation D.

Trend Information

During the remainder of 2024, the Company continues to focus on scale and engagement. We will invest in more profitable revenue initiatives, including Mode Earn Club, as well as expanding into international markets. At the same time, we will invest in our product quality, infrastructure costs, and expanded product offerings.

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Item 3. Financial Statements

MODE MOBILE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

UNAUDITED

Consolidated Financial Statements as of as of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six-month periods ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited) then ended:

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MODE MOBILE, INC.

Consolidated Balance Sheets

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,081,161	$2,524,045
Accounts receivable	2,435,546	2,019,220
Prepaid expenses and other current assets	332,978	353,429
Other receivables	79,371	79,371
Inventory	464,367	568,833
Deferred offering costs	782,279	-
Total current assets	5,175,702	5,544,898

Property, equipment and other asssets:
Property and equipment, net	14,136	8,984
Cryptocurrency assets	18,336	26,384
Nonfungible token assets	51,060	51,060
	83,532	86,428
Total assets	$5,259,234	$5,631,326

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,208,483	$783,483
Accrued expenses and other current liabilities	919,686	782,070
Total liabilities	2,128,169	1,565,553

Commitments and contingencies (Note 8)

Stockholders’ equity:
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 353,712,906 shares issued and outstanding as of both June 30, 2024 and December 31, 2023, liquidation preference of $4,759,840 as of both June 30, 2024 and December 31, 2023	35,371	35,371
Class A common stock, $0.0001 par value, 2,125,000,000 shares authorized, 646,825,014 shares issued and outstanding as of both June 30, 2024 and December 31, 2023	64,683	64,683
Class B common stock, $0.0001 par value, 268,000,000 shares authorized, 18,108,067 and 9,962,438 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	1,811	996
Class C common stock, $0.0001 par value, 12,150,000 shares authorized, 10,993,629 shares issued and outstanding as of both June 30, 2024 and December 31, 2023	1,099	1,099
Class AAA common stock, $0.0001 par value, 600,000,000 shares authorized, 78,470,279 and 60,980,343 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	7,847	6,098
Additional paid-in capital	9,425,354	8,426,006
Treasury stock	(150,000)	(150,000)
Accumulated deficit	(6,255,100)	(4,318,480)
Total stockholders’ equity	3,131,065	4,065,773
Total liabilities and stockholders’ equity	$5,259,234	$5,631,326

See accompanying notes, which are an integral part of these consolidated financial statements.

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MODE MOBILE, INC.

Consolidated Statements of Operations and Comprehensive Income/(Loss)

	Six Months Ended
	June 30,
	2024	2023
Net revenues	$6,005,664	$3,699,098
Cost of net revenues	1,687,129	1,434,243
Gross profit	4,318,535	2,264,855

Operating expenses:
Sales and marketing	2,197,954	1,439,521
Research and development	2,381,121	2,494,223
General and administrative	2,037,021	1,478,768
Total operating expenses	6,616,096	5,412,512

Loss from operations	(2,297,561)	(3,147,658)

Other income (expense), net:
Realized gains (losses) on cryptocurrency sales	319,750	623,344
Impairment of nonfungible token assets	-	(119,139)
Other income	41,191	512,519
Total other income (expense), net	360,941	1,016,724

Provision for income taxes	-	-
Net loss	$(1,936,620)	$(2,130,934)

Weighted average common shares outstanding - basic and diluted	741,579,207	1,005,839,856
Net income (loss) per common share - basic and diluted	$(0.003)	$(0.002)

See accompanying notes, which are an integral part of these consolidated financial statements.

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MODE MOBILE, INC.

Consolidated Statements of Changes in Stockholders’ Equity

	Series Seed		Common Stock								Additional			Total
	Preferred Stock		Class A		Class B		Class C		Class AAA		Paid-in	Treasury	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Equity

Balances at December 31, 2022	353,712,906	$35,371	646,825,014	$64,683	5,301,936	$530	-	$-	-	$-	$5,321,618	$(150,000)	$(959,947)	$4,312,255
Issuance of Class C common shares pursuant to royalty liability	-	-	-	-	-	-	10,359,141	1,036	-	-	269,453	-	-	270,489
Exercise of options	-	-	-	-	3,176,901	318	-	-	-	-	3,642	-	-	3,960
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	356,839	-	-	356,839
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,130,934)	(2,130,934)
Balances at June 30, 2023	353,712,906	$35,371	646,825,014	$64,683	8,478,837	$848	10,359,141	$1,036	-	$-	$5,951,551	$(150,000)	$(3,090,881)	$2,812,609

Balances at December 31, 2023	353,712,906	$35,371	646,825,014	$64,683	9,962,438	$996	10,993,629	$1,099	60,980,343	$6,098	$8,426,006	$(150,000)	$(4,318,480)	$4,065,773
Issuance of Class AAA common stock pursuant to Regulation CF offering	-	-	-	-	-	-	-	-	17,489,936	1,749	877,938	-	-	879,687
Exercise of options	-	-	-	-	8,145,629	815	-	-	-	-	8,667	-	-	9,482
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	373,503	-	-	373,503
Offering costs	-	-	-	-	-	-	-	-	-	-	(260,760)	-	-	(260,760)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(1,936,620)	(1,936,620)
Balances at June 30, 2024	353,712,906	$35,371	646,825,014	$64,683	18,108,067	$1,811	10,993,629	$1,099	78,470,279	$7,847	$9,425,354	$(150,000)	$(6,255,100)	$3,131,065

See accompanying notes, which are an integral part of these consolidated financial statements.

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MODE MOBILE, INC.

Consolidated Statements of Cash Flows

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(1,936,620)	$(2,130,934)
Adjustments to reconcile net loss to net cash provided used in operating activities:
Depreciation and amortization	2,106	44,270
Realized gains on cryptocurrency sales	(319,750)	(623,344)
Bad debt	11,097	-
Impairment of nonfungible token assets	-	119,139
Stock-based compensation	373,503	356,839
Changes in operating assets and liabilities:
Accounts receivable	(427,423)	454,469
Prepaid expenses and other current assets	20,451	577,543
Inventory	104,466	(338,024)
Other receivables	-	(465,000)
Accounts payable	234,568	37,293
Accrued expenses and other current liabilities	137,615	113,877
Net cash used in operating activities	(1,799,987)	(1,853,871)
Cash flows from investing activities:
Proceeds from cryptocurrency sales	518,229	706,250
Purchase of property and equipment	(7,257)	(3,060)
Deposits	-	1,150
Net cash provided by investing activities	510,972	704,340
Cash flows from financing activities:
Deferred offering costs	(782,279)	(126,198)
Issuance of common stock, net of offering costs	618,928	-
Exercise of options	9,482	3,959
Net cash used in financing activities	(153,869)	(122,239)
Net change in cash and cash equivalents	(1,442,884)	(1,271,770)
Cash and cash equivalents at beginning of period	2,524,045	2,788,854
Cash and cash equivalents at end of period	$1,081,161	$1,517,084

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of cash flow information:
Issuance of Class C common shares pursuant to royalty liability	$-	$270,489
Purchase of cryptocurrency	$190,430	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

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MODE MOBILE, INC.

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS

Mode Mobile, Inc. (collectively, the “Company” or “Mode Mobile”) is a technology company that operates the Mode EarnOS enabling users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. The Company also offers the Mode EarnPhone, a smartphone embedded with the Company’s EarnOS software for a more integrated and enhanced earnings experience. The consolidated financial statements consist of the following entities (each an “Entity”, collectively the “Entities”):

●	Mode Mobile, Inc., a Delaware Corporation organized on April 23, 2015. Mode Mobile, Inc. is a holding company which owns 100% of Mode Mobile, LLC’s membership interests. Mode Mobile, Inc. was previously known as Nativ Mobile Inc. before a name change on October 25, 2022 and prior to that, was known as Nativ Mobile, LLC before a name change on February 25, 2021.

●	Mode Mobile, LLC, a Delaware Limited Liability Company organized on April 25, 2017 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Mobile, LLC was organized to develop an earnings ecosystem where users would be rewarded for their time, attention and data. Mode Mobile, LLC was previously known as Current Mobile, LLC before a name change on February 4, 2022 and prior to that, was known as Current Media, LLC before a name change on March 10, 2021.

●	Mode Phone, LLC, an Illinois Limited Liability Company organized on November 10, 2020 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Phone, LLC was organized to build out and support the Company’s smartphone business, which focuses on the marketing and distribution of the Mode Earn Phone.

●	Current (Gibraltar) Limited (“CGL”), a Gibraltar Company organized on June 19, 2018. The Entity was organized to develop a rewards protocol, the purpose of which is intended to be used as a rewards distribution mechanism through a deep partnership with Mode Mobile and its user base. Mode Mobile, Inc has 100% voting rights and 0% economic rights to CGL.

The above entity structure has been in effect since February 25, 2021, on which date the Company consummated a corporate reorganization transaction (the “Reorganization”) where, among other things, Mode Mobile, Inc. converted its corporate status from a limited liability company to a C-corporation and became a holding company for the Company’s operating entities. Prior to the consummation of the corporate reorganization transaction, MobileX Labs, LLC, a now-defunct Indiana limited liability company formed in 2012, served as the entity through which all profits and losses ultimately flowed for tax purposes. On the effective date of the corporate reorganization, MobileX Labs, LLC was dissolved in accordance with applicable state law. The primary purpose of the corporate reorganization was to align the investments of the now-existing preferred stockholders into one single entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

The consolidated financial statements have been presented to reflect the capital structure per the Reorganization on a retroactive basis.

Principles of Consolidation

These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC and CGL. All intercompany transactions and balances have been eliminated in consolidation.

The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated.

Reverse Stock Split

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

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Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, amortization of performance obligation liabilities and valuation of cryptocurrency assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of June 30, 2024 and December 31, 2023, the Company had not experienced losses on these accounts and held uninsured deposit amounts of $831,161 and $2,267,616 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

The Company’s account receivables are due from customers primarily due to the Company’s marketing revenue. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers’ payment history and creditworthiness, the age of the trade receivable balances and current economic conditions that may affect a customer’s ability to make payments as well as historical collection trends for its customers as a whole. Based on this review, the Company specifically reserves for those accounts deemed uncollectible or likely to become uncollectible. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are deducted from the allowance. As of June 30, 2024 and December 31, 2023, there was a $644,241 and $764,438 respectively, allowance for doubtful accounts related to the Voyager Digital bankruptcy.

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Inventory

The Company’s inventory consists of finished goods pertaining to the Company’s hardware phones. The inventory is valued at the lower of cost (weighted-average) or estimated net realizable value. As of June 30, 2024 and December 31 2023, the Company had deposits for future inventory of $0, which was included in prepaid expenses and other current assets on the consolidated balance sheets. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reducing inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management believes there was no impairment of inventory as of both June 30, 2024 and December 31,2023.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consists of computer equipment, furniture and fixtures and office equipment, and depreciation expense is recognized using the straight-line method over the estimated useful life of five years for computer equipment, seven years for furniture and fixtures, and five to fifteen years for office equipment.

The following is a summary of property and equipment:

	June 30,	December 31,
	2024	2023
Computer equipment	$17,579	$10,322
Less: Accumulated depreciation	(3,444)	(1,338)
Property and equipment, net	$14,136	$8,984

Depreciation expense was $2,106 and $6,303 for the six months ended June 30, 2024 and 2023 respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

On December 31, 2023, management determined that certain events and circumstances occurred that indicated that the carrying value of the Company’s assets may not be recoverable and as such recorded an impairment expense of long-lived assets of $7,092.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Intellectual Property

Intangible assets, with a cost of $227,807, consist of mobile charge screens and monetization software, pursuant to an asset acquisition. The assets are amortized over a useful life of three years. As of June 30, 2023 intangible assets, net of accumulated amortization of $227,807, was $0.

Digital Assets – Cryptocurrencies and Nonfungible Tokens

The Company initially records cryptocurrency and nonfungible tokens (“NFTs”) when received at cost, and subsequently adjusts each reporting period to the lower of cost or fair value. The Company recognizes an impairment charge on these assets arising from decreases in market value based upon Level 2 inputs, being actively traded exchange’s closing prices at each reporting date, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies and NFTs are recorded in the consolidated statements of operations.

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During the six months ended June 30, 2024 and 2023, the Company recorded $0 and $119,139, respectively on impairment related to its NFTs.

The Company realizes gains and losses upon sale or transfer of cryptocurrencies and NFTs, and are recorded under other income (expense) in the consolidated statements of operations. The Company uses cryptocurrencies to convert cryptocurrency holdings to other cryptocurrencies and US dollars as needed to fund operations. The gains and losses recognized from non-cash transactions are reflected as adjustments to reconcile to operating cash flows in the consolidated statements of cash flows.

Software Development Costs

The Company expenses software development costs as incurred. Such software development costs have been reflected as a reduction to the SAFT performance obligation.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six month ended June 30, 2024 and December 31, 2023 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners (including ad networks, ad exchanges, and brand partners). The Company satisfies performance obligations and recognizes revenue over time.

The Company also generates revenue from proof-of-concept phone hardware sales. Control transfers at a point in time, and as such, revenue is recognized upon shipment. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For proof-of-concept subscriptions, control transfers over time, and as such, revenue is recognized on a straight-line basis.

Revenue by source consisted of the following for the six months ended June 30, 2024 and 2023:

	Six Months Ended
	June 30,
	2024	2023
Advertising and software subscriptions	$5,319,927	$3,435,152
Other (including hardware)	685,737	263,946
Net revenues	$6,005,664	$3,699,098

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Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

As of June 30, 2024 and December 31, 2023, the Company has deferred revenue of $30,212 and $0.

Cost of Net Revenues

Cost of net revenues consists primarily of user redemptions on the Mode Earn App. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Monthly user redemption costs represent the dollar value of rewards redeemed by users that are paid out by the Company. Cost of net revenues also includes hosting costs, as well as the product and related fulfillment costs of hardware products sold.

Cost of net revenue by source consisted of the following for the six months ended June 30, 2024 and 2023:

	Six Months Ended
	June 30,
	2024	2023
Advertising	$1,392,903	$1,233,767
Other (including hardware)	294,226	200,476
Cost of net revenues	$1,687,129	$1,434,243

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were approximately $1,374,000 and $820,935 for the six months ended June 30, 2024 and 2023, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company’s technology and products are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

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The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

As of June 30, 2024, the Company had capitalized $782,279 in deferred offering costs.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of June 30,2024.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30,2023, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Six Months Ended
	June 30,
	2024	2023
Series Seed convertible preferred stock	353,712,906	353,712,906
Stock options	216,513,494	203,649,829
Warrants	3,709,375	-
Total potentially dilutive shares	573,935,775	557,362,735

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Recently Adopted Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has net cash used in operating activities of $1,799,987 and $1,853,871 for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, the Company had an accumulated deficit of $6,255,100. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

4. CRYPTOCURRENCIES AND NFTs

Due to the lack of authoritative guidance under GAAP, the Company accounts for its holdings in cryptocurrency as intangible assets. As a result, the Company initially measures the cryptocurrency at cost. Since there is no limit on the useful life of the cryptocurrencies, they are classified as indefinite-lived intangible assets.

Indefinite-lived intangible assets are not subject to amortization, but rather are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. As a result, the Company recognizes decreases in the value of its holdings in cryptocurrency. Both Bitcoin and Ether are traded on exchanges in which there are observable prices in an active market. The Company considers quoted prices below its carrying cost to be an impairment indicator. The quoted price and observable prices are determined by the Company using a principal market analysis in accordance with ASC 820, Fair Value Measurement.

The Company considers each cryptocurrency as a separate unit of account when evaluating cryptocurrencies for impairment. The Company tracks the weighted average unit cost of each cryptocurrency received or purchased, when performing impairment testing and upon disposition either through sale or exchanged for goods or services.

The Company designates certain cryptocurrency transactions as fair value hedges to hedge volatility and market value risks for our cryptocurrencies. Fair value hedge amounts included in the assessment of hedge effectiveness are recognized in other income (expense), net, along with the offsetting gains and losses of the related hedged items.

Cryptocurrencies

Realized gains on cryptocurrency holdings were $319,750 and $623,344 for the six months ended June 30, 2024 and 2023, respectively. The Company recorded no impairment charges against its cryptocurrency holdings in 2024 or 2023.

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The indefinite lived intangible activity for the six months ended June 30, 2024 are as follows:

Cryptocurrency
assets
Balance at December 31, 2023	$26,384
Purchase of cryptocurrency	190,430
Sales of cryptocurrency	(518,229)
Realized gains on cryptocurrency sales	319,750
Balance at June 30, 2024	$18,336

Nonfungible Token Assets

The Company owns a portfolio of NFT assets that were first acquired in early 2022. The following is a summary of NFT activity for 2024:

Nonfungible
token assets
Balance at December 31, 2023	$51,060
Purchases of NFTs	-
Impairment	-
Balance at June 30, 2024	$51,060

5. SAFT PERFORMANCE OBLIGATION LIABILITY

In 2018, the Company (via Nativ Mobile, LLC) conducted and completed a token offering pursuant to a side-by-side, U.S. Securities Act Regulation D and Regulation S offering where it offered $CRNC tokens to investors in consideration for their investments. Due to a disclosed delay in delivering tokens to investors, the investments were executed pursuant to “Simple Agreement(s) for Future Tokens” (“SAFTs”), which, among other things, contemplated the Company delivering $CRNC tokens to investors in advance of a network launch. The proceeds of this offering were contemplated to be used for the further buildout of the $CRNC Network, which was designed to serve as a robust earnings ecosystem for network participants (the “Project”). $CRNC tokens were designed to serve as the in-network currency for the $CRNC earnings ecosystem.

The initial SAFT proceeds of $26 million for developing the Project was recorded as a performance obligation liability, net of costs incurred in satisfying the performance obligations created in the token offering. The SAFTs do not provide the holder with a security interest in the issuing entity, Current (Gibraltar) Limited, or establish an economic or ownership right to the performance of specific assets, nor is there a form of partnership, joint venture, agency or any similar relationship between a token holder and the Company and/or other individuals or entities involved with the Project. The tokens do not pay interest and have no maturity date. The tokens confer only the right to services in the Project and confer no other rights of any form with respect to us including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights.

The Company evaluated the terms of the Company’s $CRNC tokens and determined that, when sold, these tokens represent an obligation by the Company with counterparties that were determined to not be customers. Therefore, the Company determined that the tokens, when sold, are similar by analogy to debt securities under ASC 320, Investments – Debt and Equity Securities (“ASC 320”). ASC 320 applies to all debt securities and defines a debt security as any security representing a creditor relationship. Based on its terms, the SAFT tokens are not debt securities in legal form, but are considered an obligation (as defined by FASB Concepts Statement No. 6, Elements of Financial Statements) of the Company as issuer, since the Company represented that the proceeds raised would be used to fund future development of the Project. Therefore, the Company considers the $CRNC token, when sold, as an obligation in accordance with ASC 320, which effectively creates a creditor relationship to holders of its tokens.

The Company has considered the costs to satisfy its performance obligations and determined that the Project represents a “funded software arrangement”, and the parties who purchased tokens contributed towards the funding of the Project represent collaborators and not customers. Therefore, software development costs related to the Project were applied against the performance obligation.

The SAFT performance obligation liability was $0 as of both June 30, 2024 and December 31, 2023.

During the six months ended June 30, 2024 and 2023, payments made on software development for performance obligations totaled $0 and $0, respectively, which were credited to operating expenses in the consolidated statements of operations.

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On account of the delay in the launch of the Project by introducing $CRNC tokens into the Project ecosystem, the Company elected to pay investors a royalty based on the Company’s financial performance in 2021. Based on what each individual investor elected to receive, the consideration paid to investors on account of the royalty were either additional $CRNC tokens or shares in the Company. The value of the royalty was $1,900,000 and the number of $CRNC tokens or Company shares an investor would receive was based on the original investment amount paid at the time of the execution of the SAFTs. Approximately 86% of investors elected to receive additional $CRNC tokens and 14% of investors elected to receive Company shares. Accordingly, the Company has recognized a royalty liability of $1,900,000 as of December 31, 2022. The liability will be released based on the ultimate distribution means, increasing the performance obligation for token issuances and recording paid-in capital for share issuances, when distribution occurs in 2023. In the year ended December 31, 2023, a total of $287,056 of the royalty was released in exchange for the issuance of 10,993,629 of the Company’s shares of Class C common stock. As of December 31, 2023, the Company determined that no further obligation existed, and as such recorded a gain on the royalty liability of $1,692,511 to other income in the consolidated statements of operations and comprehensive loss. As of December 31, 2023, the remaining balance of the royalty liability was $0.

In connection with its expected network launch of the $CRNC token in the fourth quarter of 2024, the Company, through its affiliate, Current (Gibraltar) Limited, will facilitate the creation of a foundation that will be responsible for the governance of the token and the Project. As part of the creation of the foundation, all $CRNC treasury tokens shall be transferred to the foundation and all obligations due from the Company to token holders on account of their respective investments due from the Company shall cease. By virtue of the creation of the foundation, control over the governance of the $CRNC token shall transfer from the Company to token holders.

6. STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

The Company has issued Series Seed convertible preferred stock. The Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 388,800,000 shares of Preferred Stock, of which all are designated as Series Seed Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

The holders of the Preferred Stock have the following rights and preferences:

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

-	purchase or pay or declare any dividend on any capital stock other than (i) dividends payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of dividends or distributions on the Series Seed Preferred stock and (iii) stock repurchased from former employees, officers, directors or others who performed services for the Company
-	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary

At any time when at least 70,596,360 shares of Series Seed Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, amend, alter or repeal any provision of the Company’s Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that substantially and disproportionally adversely affects the powers, preferences or rights of the Series Seed Preferred Stock.

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Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The Preferred Stock dividend rates contain certain dilution protections.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders and, in the event of a deemed liquidation event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the “Preferred Liquidation Amounts”), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If, upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series Seed Original Issue Price is $0.01345679 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. After payment of the Preferred Liquidation Amounts, remaining assets are distributed ratably to holders of Common Stock.

The liquidation preference as of both June 30, 2024 and December 31, 2023 was $4,759,840.

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the conversion price of a series of Preferred Stock then in effect, the conversion price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Company’s Amended and Restated Certificate of Incorporation. Preferred Stock has certain protections against additional issuances of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The Series Seed conversion price is $0.01345679 per share.

Additionally, each share of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing at a price of at least 3 times the Series Seed Original Issue Price of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) a vote or written consent of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and a vote of the key holders of common stock, as defined in the Company’s Amended Articles of Incorporation.

Common Stock

In January 2024, the Company amended Article Four of its Amended and Restated Certificate of Incorporation to update its total authorized stock to the following: 3,005,150,000 shares of Common Stock, $0.0001 par value per share – consisting of 2,125,000,000 shares of Class A Common Stock, 268,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock, and 600,000,000 shares of Class AAA Common Stock.

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The holders of the Class A common stock are entitled to one vote for each share of such stock held at all meetings of stockholders. There shall be no cumulative voting, and the holders of shares of Class B, Class C and Class AAA common stock shall not be entitled to vote. The holders of record of Class A Common Stock exclusively shall be entitled to elect all directors of the Company.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

Additionally, each share of Class B Common Stock, Class C Common Stock or Class AAA Common Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) upon election from the Company’s board of directors..

During the six months ended June 30, 2024, the Company issued 17,489,936 shares of Class AAA common stock, consisting of, 11,616,372 shares pursuant to a Regulation D offering, 3,710,847 shares pursuant to a Regulation S offering and 2,162,717 shares pursuant to a Regulation CF offering for aggregate gross proceeds of $879,687. In connection with the offering, the Company incurred $260,760 in offering costs.

During the six months ended June 30, 2024, the Company issued 6,073,082 shares of Class B common stock pursuant to exercises of stock options for proceeds of $9,482.

During the six months ended June 30, 2024, option holder exercised 2,072,547 shares of Class B options for shares of Class B common stock for no proceeds.

As of both June 30, 2024 and December 31, 2023, there were 646,825,014 shares of Class A Common Stock issued and outstanding. As of June 30, 2024 and December 31, 2023 there were 18,108,067 and 9,962,438 shares of Class B Common Stock issued and outstanding, respectively. As of both June 30, 2024 and December 31, 2023 there were 10,993,629 shares of Class C Common Stock issued and outstanding. As of June 30, 2024 and December 31, 2023 there were 78,470,279 and 60,980,343 shares of Class AAA Common Stock issued and outstanding, respectively.

7. STOCK-BASED COMPENSATION

Common Stock Warrants

In connection with the Company’s Class AAA common stock issued during the six months ended June 30, 2024, the Company granted an aggregate of 2,896,875 warrants to purchase common stock to the shareholders at an exercise price of $0.0069. The warrants expire ten years from the date of grant and are exercisable immediately.

2021 Stock Plan

The Company has adopted the 2021 Equity Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 268,000,000 shares as of June 30, 2024. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of June 30, 2024, there were 33,378,439 shares available for future issuance.

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A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	212,564,838	$0.03	$5,528,287
Granted	30,146,862	0.01
Exercised	(8,145,629)	0.03
Forfeited	(18,052,577)	0.03
Outstanding as of June 30, 2024	216,513,494	$0.02	$5,069,656

Exercisable as of June 30, 2024	157,104,223	$0.02	$3,142,084
Exercisable as of December 31, 2023	154,239,041	$0.02	$3,084,781

	Six Months Ended
	June 30,
	2024	2023

Weighted average grant-date fair value of options granted during period	$1.00	$0.02
Weighted average duration (years) to expiration of outstanding options at peirod-end	8.81	8.45

During the six months ended June 30, 2024, the Company issued 6,073,082 shares of Class B common stock pursuant to exercises of stock options for proceeds of $9,482.

During the six months ended June 30, 2024, option holders exercised 2,072,547 shares of Class B options for shares of Class B common stock for no proceeds.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months Ended
	June 30,
	2024	2023
Risk-free interest rate	3.88%-4.80%	1.55%-3.91%
Expected term (in years)	4.80	5.80
Expected volatility	80.00%	80.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the six months ended June 30, 2024 and 2023 was $53,337 and $4,226,720, respectively. Stock-based compensation expense for stock options of $373,503 and $356,839, respectively, was recognized under FASB ASC 718 for the six months ended June 30, 2024 and 2023, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,454,673 as of June 30, 2024 and will be recognized over a weighted average period of 3.69 years as of June 30, 2024.

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Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Six Months Ended
	June 30,
	2024	2023
Sales and marketing	$74,701	$71,368
Research and development	186,751	178,419
General and administrative	112,051	107,052
	$373,503	$356,839

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations

9. SUBSEQUENT EVENTS

Regulation A+ Offering

The Company intends to offer up to $75,000,000 of securities in an offering exempt from registration under Regulation A+ pending qualification from the US Securities and Exchange Commission. On March 28, 2024, the Company filed a Form 1-A Offering Statement for a maximum offering of $75 million. The Company received SEC approval on July 25, 2024.

Securities Offering

Subsequent to the balance sheet date and through September 30, 2024, the Company has received an additional $310,804 in proceeds pursuant to the Regulation D offering, and $967,034 pursuant to the Regulation A offering.

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Item 4. Exhibits

INDEX TO EXHIBITS

1.1*	Placement Agreement with DealMaker Securities
2.1 *	Amended and Restated Certificate of Incorporation of Mode Mobile, Inc.
2.2*	Bylaws of Mode Mobile, Inc.
3.1 *	Form of Selling Shareholder Irrevocable Power of Attorney
3.2 *	Investors’ Rights Agreement, as amended†
3.3 *	Right of First Refusal and Co-Sale Agreement, as amended†
3.4*	Form of SAFT
3.5*	Form of Warrant for Class AAA Common Stock
4.1*	Form of Subscription Agreement
5 *	Voting Agreement, as amended †
6.1*	Employment Agreement with Justin Hines
6.2*	Employment Agreement with Kathleen DeKam
6.3*	Employment Agreement with Kiran Panesar
11*	Consent of Independent Auditor
12*	Opinion of counsel as to the legality of the securities
13 *	Testing the Waters Materials

* Previously Filed

† Portions of the exhibit have been omitted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mode Mobile, Inc.

By	/s/ Dan Novaes
Dan Novaes, Chief Executive Officer
Mode Mobile, Inc.
Date: October 23 , 2024

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Dan Novaes
Dan Novaes, Director, Principal Executive Officer,
Mode Mobile, Inc.
Date: October 23 , 2024

By	/s/ Prakash Ramachandran
Prakash Ramachandran, Principal Financial Officer, Principal Accounting Officer Mode Mobile, Inc.
Date: October 23 , 2024

By	/s/ Mark Lawrence
Mark Lawrence, Director Mode Mobile, Inc.
Date: October 23 , 2024

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